Exhibit (a)(5)

MEMO	PLEASE CIRCULATE
DATE: April 25, 2006
TO: All Staff
FROM: Ho-Shang Lee, President and CEO
RE: Tender Offer for DiCon Fiberoptics, Inc.’s Common Stock
At DiCon Fiberoptics, Inc.’s Board of Directors Meeting on April 19, 2006, the board approved the purchase of 154,500 shares of our common stock by means of what is termed a “Tender Offer.” It is more fully described in the attached news release. We have made every effort to communicate this action to members of the community as quickly as possible. Below you will find the answers to some questions that are likely to arise from our public announcement. We will provide further information if additional questions come up.

Question:	Why is DiCon Fiberoptics, Inc. offering to repurchase its stock?
Answer:
As a result of the increased operating expenses associated with being a public company arising from the Sarbanes-Oxley legislation, management and the Board of Directors believed it was in the best interests of the Company and its shareholders to deregister its stock.

Question:	How should I respond to questions?
Answer:	DiCon Fiberoptics, Inc. has directed Jean Lin, Stock Administrator, to handle all questions. Jean Lin’s telephone number is (510) 620-5352; her email address is jlin@diconfiber.com.
Question:	What do I say if a shareholder asks, “Should I sell (tender) my stock?”
Answer:
Members of the DiCon Fiberoptics, Inc. staff must not give any investment advice to shareholders. The shareholder must make his or her own investment decision. You should not express an opinion as to whether you think the tender offer is a “good deal” or a “bad deal.” While the shareholder may call Jean Lin, Stock Administrator, they will not receive investment advice from her. They should be directed to contact their broker or investment advisor.

Question:	What do I do if someone brings a Letter of Transmittal to me or my office?
Answer:
Because tenders must be received by the Company’s Transfer Agent within a limited amount of time, we cannot take the responsibility for having any shareholder’s tender delivered. Shareholders must send tenders directly to:

Attn: Jean Lin, Stock Administrator DiCon Fiberoptics, Inc. 1689 Regatta Blvd. Richmond, CA 94804
Question:	May employees of DiCon Fiberoptics, Inc. tender shares in the offer?
Answer:
Yes. Employees who own shares of DiCon Fiberoptics, Inc. common stock are eligible to tender their shares. You will receive a complete copy of the same documents that are being provided to other shareholders.